Biofrontera Inc · 120 Presidential Way, Suite 330 · Woburn, MA 01801 · USA

VIA EDGAR AND EMAIL

July 6, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Abby Adams
Suzanne Hayes
Tara Harkins
Brian Cascio

Re:	Biofrontera Inc. Amendment Draft Registration Statement on Form S-1 Filed June 22, 2021 CIK No. 0001858685

We are submitting this letter in response to the comment letter, dated July 1, 2021, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. This letter and our Registration Statement on Form S-1 (the “Registration Statement”) are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via email a copy of this letter, along with a courtesy copy of the Registration Statement marked to indicate changes from Amendment No. 2 to the Draft Registration Statement filed on June 22, 2021. In addition to addressing the comments raised by the Staff in its letter, we have revised the Registration Statement to update other disclosures. Each of our responses is set forth in ordinary type beneath the corresponding Staff comment, which is set out in bold type. The page references in our responses are to the pages in the marked version of the Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form S-1 filed on June 22, 2021

Risk Factors

The Biofrontera Group currently depends on a single unaffiliated . . ., page 11

1.	We note your response to comment 5. Item 101(h)(4)(v) seeks disclosure of the business of Biofrontera, including its “sources and availability of raw materials and the names of principal suppliers” to the extent material. We disagree with your analysis that disclosing the Biofrontera affiliate that adds one layer to the chain between Biofrontera and the true sole source supplier satisfies this requirement.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised the disclosure on page 11 of the Registration Statement to add the names of Biofrontera Pharma GmbH’s principal suppliers as well as to update for the fact that Biofrontera Pharma GmbH has signed an agreement with a second supplier for the product.

Business

Our Strategy, page 65

2.	We note the added disclosure on page 65 that you “may attempt to acquire a controlling interest of our parent company, Biofrontera AG,” through what sounds like an exchange offer for stock and cash. Clarify how acquiring control of your parent furthers your goals and which goals it furthers.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised the disclosure on page 65 of the Registration Statement to clarify how acquiring control of our parent could further our goals by supporting one of the key elements in our strategy for increasing sales of our licensed products: leveraging the potential for future approvals and label extensions of our licensed portfolio products. If, following the consummation of the initial public offering, the opportunity arises to acquire a controlling interest in our parent, that would enable us to strengthen our position in the U.S. market as it would enable us to control future pipeline development directly. Ensuring that the manufacturing process related to our licensed products supports our sales of the licensed products is important enough that we have negotiated provisions in our license and supply agreement with Biofrontera AG that give us the right to step into the shoes of Biofrontera AG in its commercial relationships with its contract manufacturers if BiofronteraAG does not fulfill its supply obligations under the license and supply agreement.

Commercial Partners and Agreements, page 76

3.	We reissue comment 13. Please quantify the percentage discount of your “anticipated net price per unit” you pay Biofrontera Pharma for Ameluz.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised the disclosure on pages 76 of Registration Statement to quantify the percentage discount as requested by the Staff.

Management, page 88

4.	Revise the disclosure of the background of your three new directors on page 89 to provide the business experience of each for the past five years, as required by Item 401(e) of Regulation S-K.

Biofrontera Inc. · 120 Presidential Way, Suite 330 · Woburn, MA 01801 · USA

Contact Phone +1 781 245 1325 . E-Mail info-us@biofrontera.com · www.biofrontera.us.com

Board of Directors Prof. Dr. Hermann Luebbert (CEO & Chair) · Erica Monaco (CFO & COO)

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised the disclosure on page 89 of the Registration Statement to provide the business experience of each new director who will be appointed upon the consummation of the initial public offering.

If you have any questions regarding this letter or the Registration Statement, please contact the undersigned at e.monaco@biofrontera.com or (781) 486-1502.

Very truly yours,

Biofrontera Inc.

/s/ Erica L. Monaco
Name:	Erica Monaco
Title:	Chief Financial Officer and Chief Operating Officer

cc:	Hermann Lübbert
Biofrontera Inc.

Stephen Older

McGuireWoods LLP

Ralph De Martino

Schiff Hardin LLP

Biofrontera Inc. · 120 Presidential Way, Suite 330 · Woburn, MA 01801 · USA

Contact Phone +1 781 245 1325 . E-Mail info-us@biofrontera.com · www.biofrontera.us.com

Board of Directors Prof. Dr. Hermann Luebbert (CEO & Chair) · Erica Monaco (CFO & COO)

Page 3 of 3